UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson 2019 Q1 Trading Update (Unaudited)

26th April 2019	Pearson, the world's learning company, is today providing an update on Q1 trading.
Highlights
Underlying revenue up 2%, operating performance on track
●        Revenue grew 2% in North America, 4% in Core and was flat in Growth.
●        We remain on track to deliver annualised cost savings in excess of £330m1exiting 2019.
●        We completed the sale of our US K12 Courseware business at the end of the quarter.
●        Our guidance for 2019, after adjusting for IFRS 16 and the disposal of US K12 Courseware, remains unchanged. We expect to deliver adjusted operating profit of between £590m to £640m.
●        This guidance includes a post-IFRS 16 net interest charge of £60m, a tax rate of 21% to give an adjusted earnings per share range of 53.5p to 59.0p. This is based on the exchange rates at 31 December 2018.
●        Q1 net debt was down year-on-year at £0.5bn (2018: £0.6bn) on a pre-IFRS 16 basis. On a post-IFRS 16 basis, Q1 net debt was c.£1.2bn.
●        We continue to accelerate our digital transformation with momentum in key structural growth opportunities and the launch of a suite of digital products and capabilities for the back to school period this year, including:
o  The commercial launch of Revel, our fully integrated digital courseware product, on our new global learning platform
o  The introduction of our first AI powered math tutor as a mobile app marketed to calculus students, and
o  Ongoing development of our first AI powered essay marker, which will adapt to the professor's personal style.

John Fallon, Chief Executive said:
"We are off to a strong start to the year, having laid good foundations in 2018. We continue to make progress against our strategic priorities, and we are bringing exciting new products and capabilities to market in 2019 which will continue to accelerate our move to digital. We expect our sales to stabilise this year and to increase our underlying profit further."

Financial summary
Underlying growth
Sales
North America	2%
Core	4%
Growth	0%
Total	2%

Notes
Throughout this announcement: growth rates are stated on an underlying basis unless otherwise stated. Underlying growth rates exclude both currency movements and portfolio changes.

1 Based on December 2018 exchange rates, a significant part of costs and savings from the restructuring programme are US Dollar denominated and in other non-Sterling currencies and are therefore subject to exchange rate movements over the implementation timeframe.

Q1 Trading

In North America, revenue grew 2% in underlying terms with good growth in Online Program Management (OPM) and Virtual Schools which benefited from new partnerships and strong enrolment growth as well as Professional Certification which saw good volume growth in key segments including IT, Healthcare and Teacher Certification. This was partially offset by a slight decline in revenue from US Higher Education Courseware.

Our guidance for US Higher Education Courseware in 2019 remains unchanged: we expect net sales to be flat to down 5% for the full year. Q1 revenue was in line with expectations, declining slightly against a strong comparative in Q1 2018, which was helped by the absence of the additional returns provision we took in Q1 2017.

In our Core segment (which includes the UK, Australia and Italy), revenue grew 4% in underlying terms, helped by good growth in Pearson Test of English Academic and OPM as well as phasing in Courseware in the UK and Europe.

In our Growth segment (which includes China, Brazil, South Africa and India) revenue was flat in Q1 2019, with growth offset by timing of orders in China and Brazil. We continue to expect growth in this segment in 2019 weighted towards the second half of the year.

At Penguin Random House, trading is in line with our expectations.

We will hold a conference call for analysts at 8.30am today Friday, 26th April to discuss our first quarter results. A replay will be available soon after on our website www.pearson.com. Our AGM will begin today at 12 noon at IET London, 2 Savoy Place, London WC2R 0BL.

Contacts

Investor Relations	Jo Russell, Tom Waldron, Anjali Kotak	+44 (0) 207 010 2310
Media	Tom Steiner	+44 (0) 207 010 2310
Brunswick	Charles Pretzlik, Nick Cosgrove, Simone Selzer	+44 (0) 207 404 5959
Webcast details URL for international dial in numbers
Analyst and investor conference call details:United Kingdom Toll-Free: 08003589473
United Kingdom Toll: +443333000804
PIN: 86680070#
http://events.arkadin.com/ev/docs/NE_W2_TF_Events_International_Access_List.pdf

Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearson.com/corporate/investors.html). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 26 April 2019
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary